SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                           for the month of March 2004

                Commission file number for securities registered

                  pursuant to Section 12(b) of the Act: 0-32245

                Commission file number for securities registered

                  pursuant to Section 12(g) of the Act: 1-16269

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                           AMERICA MOVIL, S.A. DE C.V.

             (Exact name of Registrant as specified in its charter)

                                 America Mobile

                 (Translation of Registrant's name into English)

          Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                       Form 20-F    X    Form 40-F
                                 -------           -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes          No   X
                                 -------    -------

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes          No   X
                                 -------    -------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes          No   X
                                 -------    -------

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                                                  [AMERICA MOVIL LOGO - OMITTED]


          AMERICA MOVIL, S.A. DE C.V. PROPOSAL TO PAY DIVIDENDS AND FOR
                            SHARE REPURCHASE RESERVE

MEXICO CITY (MEXICO), March 10, 2004. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that its Board of Directors held on March 9, 2004, resolved to propose to call an ordinary shareholders meeting, in order to submit to its consideration, among others, a proposal to: (i) pay a dividend of $0.12 cents of a peso (Mexican currency) per share, to be paid in four exhibitions, in the dates to be determined by the shareholders meeting, to all of the shares outstanding on the payment date, including Series "AA", "A" and "L" shares; and (ii) the increase in the amount of the reserve for repurchase of shares referred to by Article 14 bis of the Mexican Securities Market Law, in an amount of 10 billion pesos, in addition to the remaining amount as of the day of the shareholders meeting. Such shareholders meeting will be called shortly.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 43 million wireless subscribers in the Americas.

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    March 11, 2004                  AMERICA MOVIL, S.A. DE C.V.



                                         By: /s/ Carlos Garcia Moreno
                                             ------------------------------
                                             Name:  Carlos Garcia Moreno
                                             Title: Chief Financial Officer